Exhibit 5

Securities Compliance Group, Ltd.
800 W. Fifth Ave., Suite 201A
Naperville, IL 60563
(888) 611.7716
www.IBankAttorneys.com

August 24, 2012

Via U.S Certified Mail
Mr. Steve Sample
Chairman of the Board of Directors
Acacia Automotive, Inc.
3512 E. Silver Springs Blvd. - # 243
Ocala, FL  34470

Re:           Opinion Regarding the Sale of Acacia Augusta Vehicle Auction, Inc.

Dear Mr. Sample:

I have been asked to provide the Board of Directors of Acacia Automotive, Inc. a Texas corporation, (“Acacia” or the “Company”) with an opinion regarding the legality of the sale of the assets of Acacia Augusta Vehicle Auction, Inc. (“AAVA”), a wholly-owned subsidiary of the Company. I am an attorney licensed to practice before the Supreme Court of Illinois and various United States District Courts. Moreover, I have not been prohibited or otherwise enjoined from practicing before the Securities and Exchange Commission, FINRA or the Over The Counter Bulletin Board. I have been compensated by the Company for the provision of this opinion.

Basis for Opinion

In connection with the opinion contained herein, I have reviewed applicable state and federal laws, rules and regulations, including, specifically, the Texas Business Organizations Code (the “Code”) and the Securities Act of 1933 (the “Act”). Moreover, I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, certificates or records provided to me by Seller as I have deemed necessary or appropriate as bases for the opinion set forth herein. This includes, but is not limited to, specifically: (1) the Definitive Asset Purchase Agreement (the “Asset Purchase Agreement”) dated June 28, 2012 (2) the Bill of Sale and Assignment of Intangible Assets (the “Assignment”); (3) the Written Consent by the Majority of the Shareholders of the Company dated July 26, 2012; (4) the Articles of Incorporation of the Company; and (5) the Bylaws of the Company. I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. Finally, I have held discussions with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company, and have assumed the completeness and veracity of the statements made therein.

Relevant Facts

Acquired on July 10, 2007, and at all times relevant herein, AAVA was a wholly-owned subsidiary of the Company and is the operating entity for what is commonly known as the Augusta Auto Auction (the “Auction”). The Auction provides automobile auction sales at its leased five (5) acre facility located at 1200 East Buena Vista Ave., North Augusta, South Carolina, 29841, together with smaller adjacent properties. The Auction constitutes the only significant operating asset of both the Company and AAVA.

Since the Company's acquisition of AAVA, the Auction has generated a cumulative net profit of $836,311 before Management Fees paid to the Parent Company, with $432,617 of such profit having been reported for the fiscal year ended December 31, 2011. As is typical within the industry, the Company assessed a monthly management fee to AAVA in the cumulative amount of $1,175,000 (the “Management Fee”), $425,000 in Management Fees having been assessed in the fiscal year ended December 31, 2011. The operating results of the Auction have not been audited or reviewed, and therefore undue reliance upon such results cannot be made.

The Management Fee represents the lone source of revenue for the Company. However, the Management Fee has never been sufficient to satisfy the operating expenses of the Company, and, accordingly, the Company has failed to obtain profitability by way of its ownership interest in the Auction. Management is of the opinion that profits emanating from the Auction would likely never be sufficient to satisfy the operating expenses of the Company.

As of July 31, 2012, the capitalization of AAVA was comprised, in large part, of intangible assets including, without limitation, customer lists, accumulated goodwill and certain rights under various non-compete agreements.  At all time relevant herein, AAVA lacked any significant liquid assets, and, accordingly, relied upon cash investments and support by the Chief Executive Officer of the Company as well as various members of his family.  Management, in its judgment, estimates the value of AAVA’s assets to be $370,507 without assigning a value to the AAVA business itself.

On November 8, 2011, at the direction of its Board of Directors, the Company entered into a Letter of Intent with Southern Vehicle Auctions, Inc. (“SVAI”) to sell certain of the assets of AAVA together with the business thereof (the “LOI”). The LOI contemplated a purchase price of $1,450,000 for certain assets and the business of the Auction (the “Assets”), which management, in its discretion, deemed to be a fair price for the Assets.  AAVA continued to operate the Auction from consummation of the LOI until July 31, 2012.

On June 26, 2012, the Company executed the Asset Purchase Agreement (the “Agreement”) which contained all material terms of the proposed transactions, including a closing date as soon as practicable thereafter.   On July 25, 2012, the Company was notified that a closing date had been set for July 31, 2012. A true and accurate copy of the Agreement can be found as an exhibit to the Company's Current Report on Form 8-K of even date herewith.

On July 26, 2012, eight (8) shareholders of the Company, themselves holding approximately 67.76% of the total outstanding common shares of the Company, entered into a Written Consent In Lieu of a Special Meeting of Shareholders (the “Resolution”). Among other matters, the Resolution authorized the sale of the Auction assets, approved the terms of the Agreement and related agreements, and deemed the same to be in the best interests of the shareholders of the Company. Accordingly, on July 31, 2012, the Chief Executive Officer of the Company caused the Agreement and the related agreements to be executed and the Auction sold.

Legal Opinion

Specifically, in reliance upon Company's representations, and in conjunction with my own due diligence, I have determined that:

(a)
The Resolution was approved in conformance with the Code:  Section 10.252 of the Code does not require the approval of the shareholders of a corporation with regards to a disposition of assets. However, Section 2.10 of the Bylaws (Action Without Meeting) provides that “Any action required by the Texas Business Organizations Code or other statute to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without holding a meeting, providing notice, or taking a vote if shareholders having at least the minimum number of votes that would be necessary to take the action that is the subject of the consent at a meeting in which shareholders entitled to vote on the action and having at least the minimum number of votes that would be necessary to take the action that is the subject of the consent are present and vote, sign a written consent or consents stating the action taken”.

Both Section 6.201 of the Code and the Bylaws, provide that such action may be taken in lieu of a special meeting of shareholders. Here, eight (8) shareholders of the Company, together holding 7,834,690 shares, entered into the Resolution. Such shareholders constitute the owners of approximately 67.76% of the Company's 11,562,524 shares. Accordingly, it is my opinion that the Resolution was effectuated in accordance with the Code;

(b) The sale of the Assets was made in good faith: Texas law provides that the officers and directors of a corporation owe a duty to shareholders to exercise the same due care in the management of the corporation's business as a prudent man would under similar circumstances. See Meyers v. Moody, 693 F.2d 1196, 1209 (5th Cir. 1982). That is, an officer must employ his unbiased business judgment for the sole benefit of the corporation and its shareholders. See Seale v. Baker, 70 Tex. 283, 7 S.W. 742, 745 (1888). With regards to Company's sale of the Assets, my investigation indicates that the officers of the Company exhibited a requisite level of due diligence and sought to transact in a manner consistent and usual with entities of the type. This opinion is predicated upon, in significant part, a review of the substantive terms of the Auction sale, the legal documentation relied upon in consummating the sale, and discussions with the officers of the Company which lend credence to the belief that the transaction was entered into within the context of managements' prudent business judgment; and

(c) There is no indication of self-dealing: Texas law further provides that no officer or director of a corporation may embark upon a scheme of self-dealing or otherwise obtain secret profits at the expense of said corporation. See, International Bankers Life Ins. Co. v. Holloway, 368 S.W.2d 567 (Tex. 1963). My review bears no indication that any officer or director of the Company has accrued any personal benefit from sale of the Assets.

Conclusion

It is understood that this letter is provided to a majority of the shareholders of the Company of the Parent for its use in considering the proposed transaction. This opinion does not constitute a recommendation with regards to the same, nor does it address the relative merits thereof versus any other transaction in which the Company may embark upon. This letter is not to be used for any other purpose, or to be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any regulatory filing.

My opinion is subject to the assumptions and conditions contained in this letter and is necessarily based on economic, market, and other conditions, and the information made available to me, as of the date of this letter. I assume no responsibility, and do not intend, to update or revise this opinion based on circumstances or events occurring after the date of this letter.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy, Esq.
Securities Compliance Group, Ltd.